February 6, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs / Mesdames:

Re:	Sol Strategies Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated February 6, 2025 (the "Notice"), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ DAVIDSON & COMPANY LLP

DAVIDSON & COMPANY LLP

Chartered Professional Accountants

cc: The Canadian Securities Exchange